


PRESS RELEASE

Tiomin Arranges Equity Placement with Jinchuan Group Ltd. of PRC

Toronto, Canada. April 11, 2006. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) and the Jinchuan Group Ltd. ("Jinchuan") of the People's Republic of China are very pleased to announce that Jinchuan has signed a subscription agreement for an equity financing of C$7.4 million. On closing, Jinchuan will hold approximately 9.9% of Tiomin's outstanding common shares and intends to maintain its percentage interest in Tiomin.

Tiomin and Jinchuan have also entered into a memorandum of understanding ("MOU") whereby, among other things, Jinchuan intends to provide Tiomin Kenya Limited with a US$35 million subordinated debt facility, with a convertible feature into Tiomin common shares at C$0.65 per common share. The terms and conditions of this debt facility are to be finalized. The MOU also includes a strategic alliance between both parties regarding mining and development of Tiomin's current assets or other mineral projects it may acquire in the future.

The equity financing consists of 16,520,000 units priced at C$0.45 for gross proceeds of C$7,434,000. Each unit consists of one common share and one-half common share purchase warrant. Each whole common share purchase warrant ("Warrant") entitles Jinchuan to purchase one common share at C$0.55 per share for a period of fifteen months. If Tiomin completes an equity offering prior to December 31, 2006 at a price less than C$0.45 per share, Jinchuan will be entitled to exercise an additional one-half common share purchase warrant per unit subscribed on the same terms as the Warrants.

Advances under the subordinated loan facility are subject to the parties entering into a loan agreement and the satisfaction of certain conditions precedent, including the senior debt facility being available for drawdown, approval of the Toronto Stock Exchange and Tiomin completing an equity financing sufficient to fund the balance of the financing required for the Kwale project. This transaction will require shareholder approval at the Annual and Special Meeting planned for June 14, 2006 and the terms and conditions of the facility will be provided in the information circular to shareholders.

The capital costs estimated for the Kwale project are approximately US$176 million (including working capital of US$4.8 million and contingencies of US$12.4 million). The breakdown of the funding is as follows: US$120 million will be provided by a syndicate of banks announced on April 4, 2006, US$35 million will be provided under the subordinated loan facility and the remaining US$21 million will be funded partly from Jinchuan's equity placement with the balance anticipated to be obtained pursuant to an equity financing by Tiomin.

In August 2005, a delegation of Jinchuan personnel visited Tiomin's Kwale project with an interest in acquiring titanium mineral sands from the project, which is expected to commence

production in the first half of 2008. This visit culminated with Jinchuan signing an off-take agreement with Tiomin.

Commenting on this transaction with Jinchuan, Mr. Jean-Charles Potvin, President and CEO of Tiomin, stated "We are very pleased to have Jinchuan as a customer and an equity investor and believe that both companies will mutually benefit from the partnership."

"Mr Li Yong-jun, Chairman and CEO of Jinchuan, said "Our investment in Tiomin is consistent with our strategy of diversifying our product base and securing access to raw materials internationally. We are very pleased to be in partnership with Tiomin and look forward to a long and mutually beneficial association."

About Jinchuan:

Jinchuan is a major integrated non-ferrous metallurgical company engaged in mining, concentrating, smelting and chemical engineering. It produces nickel, copper, cobalt, rare and precious metals and also some chemical products such as sulfuric acid, caustic soda, liquid chlorine, hydrochloric acid and sodium sulfite, together with some further processed nonferrous metals products. Jinchuan's output of nickel and platinum group metals respectively accounts for more than 90% of China's total production.

As a result of the level of interest in the project and the readiness for development at the Kwale project site, Tiomin anticipates to be on target to begin construction in the second quarter of 2006.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232, or Laurie Gaborit, Investor Relations, ext. 222. Visit the Company's website at www.tiomin.com.